MANAGEMENT AGREEMENT

Rational Advisors, Inc.

Exhibit

Dated: December 10, 2021

Fee as a Percentage of Average Fund Daily Net Assets
Strategy Shares Gold-Hedged Bond ETF	0.79%

Strategy Shares Halt Climate Change ETF	0.95%

Strategy Shares

By: /s/ Stephen P. Lachenauer

Print Name: Stephen P. Lachenauer

Title: Trustee

Rational Advisors, Inc.

By: /s/ Jerry Szilagyi

Print Name: Jerry Szilagyi

Title: President